Exhibit 99.1

Nano Labs Announces Results of Extraordinary General Meeting

Hong Kong, March 7, 2025 /PRNewswire/ -- Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading fabless integrated circuit design company and product solution provider in China, today announced that it held an extraordinary general meeting of shareholders on March 7, 2025. At the meeting, the shareholders resolved by ordinary resolutions to increase the share capital of the Company, and by special resolutions (1) to increase the votes per Class B ordinary share of the Company from 15 to 30, and (2) to adopt The Fifth Amended and Restated Memorandum and Articles of Association.

About Nano Labs Ltd

Nano Labs Ltd is a leading fabless integrated circuit (“IC”) design company and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips, high performance computing (“HPC”) chips, distributed computing and storage solutions, smart network interface cards (“NICs”) vision computing chips and distributed rendering. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. Nano Lab’s Cuckoo series are one of the first near-memory HTC chips available in the market*. For more information, please visit the Company’s website at: ir.nano.cn.

*	According to an industry report prepared by Frost & Sullivan.

For investor inquiries, please contact:

Nano Labs Ltd

ir@nano.cn

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com